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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------
                                  SCHEDULE TO

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                                   BELK, INC.
     (Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

                     CLASS A COMMON STOCK, $0.01 PAR VALUE
                     CLASS B COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                 NOT APPLICABLE
                     (CUSIP Number of Class of Securities)

                                 RALPH A. PITTS
                   EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL
                            AND CORPORATE SECRETARY
                                   BELK, INC.
                             2801 WEST TYVOLA ROAD
                      CHARLOTTE, NORTH CAROLINA 28217-4500
                                 (704) 357-1000
         (Name, address and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)
                                    Copy to:
                             ---------------------
                              JOHN D. CAPERS, JR.
                              KING & SPALDING LLP
                              191 PEACHTREE STREET
                          ATLANTA, GEORGIA 30303-1763
                                 (404) 572-4600

                           CALCULATION OF FILING FEE

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                   TRANSACTION VALUATION*                       AMOUNT OF FILING FEE
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
$28,500,000.................................................           $2,306
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

* Calculated solely for the purpose of determining the filing fee. This calculation assumes the purchase of 3,000,000 shares at $9.50 per share.
[X] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

    Amount Previously Paid: $2,306.00

    Form or Registration Number: Schedule TO

    Filing Party: Belk, Inc.

    Date Filed: April 23, 2003

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:
    Check the appropriate boxes below to designate any transactions to which the statement relates:
    [ ] third party tender offer subject to Rule 14d-1.
    [X] issuer tender offer subject to Rule 13e-4.
    [ ] going private transaction subject to Rule 13e-3.
    [ ] amendment to Schedule 13D under Rule 13d-2.
    Check the following box if the filing is a final amendment reporting the results of a tender offer: [ ]
    This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") filed with the Securities and Exchange Commission on April 23, 2003 relating to the issuer tender offer of Belk, Inc., a Delaware corporation, to purchase up to 3,000,000 shares of its Class A and Class B common stock, $0.01 par value per share. Belk, Inc. is offering to purchase these shares at a price of $9.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 23, 2003, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the "Offer." This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended.
    The information contained in the Offer to Purchase, as amended, and the related Letter of Transmittal are hereby incorporated by reference in response to all the items of this Schedule TO, as amended.
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

ITEM 1.  SUMMARY TERM SHEET

     Item 1 of the Schedule TO, which incorporates by reference the information contained in the "Summary Term Sheet" of the Offer to Purchase, is hereby amended and supplemented by adding the following language at the end of the first sentence:

     Page iii of the "Summary Term Sheet" of the Offer to Purchase is hereby amended and supplemented as follows:

        In response to the question "Can the offer be extended, amended or terminated, and under what circumstances?", delete the phrase "or any change that occurs or is threatened that may materially impair the Offer's contemplated benefits to Belk" and insert "or any change occurs in our business that is reasonably likely to have a material adverse effect on Belk or on the Offer's contemplated benefits to Belk."

     Page iv of the "Summary Term Sheet" of the Offer to Purchase is hereby amended and supplemented as follows:

        In response to the question "Are there any conditions to the Offer?":

        (1) in statement 5 of the third bulleted statement, insert "below certain benchmark thresholds" after "any significant decreases in equity prices";

        (2) In statement 6 of the third bulleted statement, delete "could" and insert "is reasonably likely to";

        (3) In the fourth bulleted statement, delete "or is threatened" and "may be material" and insert "is reasonably likely to have a material effect on Belk or" after the word "that";

        (4) After "See Section 6. Certain Conditions of the Offer" for a more detailed discussion of the conditions of this Offer.", insert "See "Section 8. Purpose of the Offer; Certain Effects of the Offer to Purchase" for a discussion of benefits of this Offer."

        Page v of the "Summary Term Sheet" of the Offer to Purchase is hereby amended and supplemented as follows:

        In the response to the question "Until what time can I withdraw previously tendered shares?", delete the date "June 19, 2003" and replace it with "June 18, 2003".

ITEM 4.  TERMS OF THE TRANSACTION

     Item 4(a) of the Schedule TO, which incorporates by reference the information contained in "Section 4. Withdrawal Rights," "Section 6. Certain Conditions of the Offer," "Section 8. Purpose of the Offer; Certain Effects of the Offer to Purchase" and "Section 16. Extension of the Offer; Termination; Amendments," is hereby amended and supplemented by adding the following language at the end of the section:

          "Section 4. Withdrawal Rights" is hereby amended and supplemented as follows:

          Delete the date "June 19, 2003" and replace it with "June 18, 2003".

          "Section 6. Certain Conditions of the Offer" is hereby amended and supplemented as follows:

           (1) In subparagraph (a), insert the phrase "(see discussion of benefits of the Offer in "Section 8. Purpose of the Offer; Certain Effects of the Offer to Purchase")" after the words "contemplated benefits to the Company";

           (2) In subparagraph (b)(3), insert the phrase "(see discussion of benefits of the Offer in "Section 8. Purpose of the Offer; Certain Effects of the Offer to Purchase") after the word "Company";

           (3) Delete subparagraph (c)(5) in its entirety and replace it with the following language:

           any decline in either the Dow Jones Industrial Average or the S&P 500 Composite Index of 20% or more measured from the close of business on April 23, 2003 or any change in the general political, market, economic or financial conditions in the United States or abroad that is reasonably likely to have a material adverse effect on the Company's business, operations or prospects or the trading in the shares or that makes it inadvisable to proceed with the Offer; or

           (4) Delete subparagraph (d) in its entirety and replace it with the following language:

           any change shall have occurred in the business, condition (financial or other), income, operations, share ownership or prospects of the Company and its subsidiaries, taken as a whole, which is reasonably likely to have a material adverse effect on the Company or the Offer's contemplated benefits (see discussion of benefits of the Offer in "Section 8. Purpose of the Offer; Certain Effects of the Offer"); or

     "Section 8. Purpose of the Offer; Certain Effects of the Offer to Purchase" is hereby amended and supplemented as follows:

           At the beginning of the third sentence, insert "Assuming the Company purchases all 3,000,000 shares pursuant to the Offer". After the phrase "debt to equity ratio" in the third sentence, insert "from
           38.3 before commencement of the Offer to 39.5."

     "Section 16. Extension of the Offer; Termination; Amendments" is hereby amended and supplemented as follows:

           Delete "9:30 A.M." in the first paragraph and replace it with "9:00 A.M."

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     Items 6(a) and 6(b) of the Schedule TO, which incorporates by reference the information contained in "Section 8. Purpose of the Offer; Certain Effects of the Offer to Purchase," are hereby amended and supplemented by adding the following language at the end of both sections (a) and (b):

          "Section 8. Purpose of the Offer; Certain Effects to Purchase" is hereby amended and supplemented as follows:

           At the beginning of the third sentence, insert "Assuming the Company purchases all 3,000,000 shares pursuant to the Offer." After the phrase "debt to equity ratio" in the third sentence, insert "from
           38.3 before commencement of the Offer to 39.5."

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 7(b) of the Schedule TO, which incorporates by reference the information contained in "Section 6. Certain Conditions of the Offer," is hereby amended and supplemented by adding the following language at the end of the section:

          "Section 6. Certain Conditions of the Offer" is hereby amended and supplemented as follows:

           (1) In subparagraph (a), insert the phrase "(see discussion of benefits of the Offer in "Section 8. Purpose of the Offer; Certain Effects of the Offer to Purchase") after the words "contemplated benefits to the Company";

           (2) Delete subparagraph (c)(5) in its entirety and replace it with the following language:

           any decline in either the Dow Jones Industrial Average or the S&P 500 Composite Index of 20% or more measured from the close of business on April 23, 2003 or any change in the general political, market, economic or financial conditions in the United States or abroad that is reasonably likely to have a material adverse effect on the Company's business, operations or prospects or the trading in the shares or that makes it inadvisable to proceed with the Offer; or

           (3) Delete subparagraph (d) in its entirety and replace it with the following language:

           any change shall have occurred in the business, condition (financial or other), income, operations, share ownership or prospects of the Company and its subsidiaries, taken as a whole, which is reasonably likely to have a material adverse effect on the Company or the Offers' contemplated benefits (see discussion of benefits of the Offer in "Section 8. Purpose of the Offer; Certain Effects of the Offer"); or

ITEM 12.  EXHIBITS

     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibits:

(a)(1)(a)  Form of Offer to Purchase, dated April 23, 2003, as amended.
(a)(2)(a) Form of Letter of Transmittal, as amended, together with Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete and correct.

                                          BELK, INC.

                                          By:      /s/ RALPH A. PITTS
                                            ------------------------------------
                                            Name: Ralph A. Pitts
                                            Title: Executive Vice President,
                                               General Counsel and Corporate
                                                   Secretary

Date: May 6, 2003

                               INDEX TO EXHIBITS

 EXHIBIT
 NUMBER                             DESCRIPTION
 -------                            -----------
(a)(1)*     Form of Offer to Purchase, dated April 23, 2003.
(a)(1)(a)   Form of Offer to Purchase, dated April 23, 2003, as amended.
(a)(2)*     Form of Letter of Transmittal, together with Guidelines for
            Certification of Taxpayer Identification Number on
            Substitute Form W-9.
(a)(2)(a)   Form of Letter of Transmittal, as amended, together with
            Guidelines for Certification of Taxpayer Identification
            Number on Substitute Form W-9.
(a)(3)*     Form of Letter to Stockholders of the Company from John M.
            Belk, Chairman and Chief Executive Officer, dated April 23,
            2003.
(a)(4)*     Form of Notice of Guaranteed Delivery.
(a)(5)*     Form of Letter to Brokers, Dealers, Commercial Banks, Trust
            Companies and Other Nominees, dated April 23, 2003.
(a)(6)*     Form of Letter to Clients for use by Brokers, Dealers,
            Commercial Banks, Trust Companies and Other Nominees to
            their Clients.
(a)(7)*     Appraiser's Narrative Summary of the Fair Market Value of
            Belk, Inc. Common Stock as of February 2, 2003, prepared by
            Willamette Management Associates.
(d)(1)*     Note and Pledge Agreement, dated October 1, 2001, by and
            between Thomas M. Belk, Jr. and Belk, Inc. (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q, filed on December 18, 2001 (File No.
            000-26207)).
(d)(2)*     Note and Pledge Agreement, dated October 1, 2001, by and
            between H.W. McKay Belk and Belk, Inc. (incorporated by
            reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q, filed on December 18, 2001 (File No.
            000-26207)).
(d)(3)*     Note and Pledge Agreement, dated October 1, 2001, by and
            between John R. Belk and Belk, Inc. (incorporated by
            reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q, filed on December 18, 2001 (File No.
            000-26207)).
(d)(4)*     Amended Note and Pledge Agreement, dated February 1, 2002, by and between John R. Belk and Belk, Inc. (incorporated by reference to Exhibit 10.12 to the Company's Annual Report on
            Form 10-K, filed on May 3, 2002 (File No. 000-26207)).

* Previously filed.